                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 _______________

                                  SCHEDULE 13D
                                 (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)


                        DAWSON PRODUCTION SERVICES, INC.
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                      -------------------------------------
                         Title of Class of Securities

                                    239423106
                                 ---------------
                                  (CUSIP Number)

                               Jack D. Loftis, Jr.
                              Key Energy Group, Inc.,
                        Two Tower Center, Twentieth Floor
                            East Brunswick, NJ 08816
                                 (732) 247-4822
                      -------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 3, 1998
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 10 Pages)
                            Exhibit Index: Page 10

CUSIP NO. 239423106                   13D                 PAGE 2 OF 10 PAGES

1    Name of Reporting Person

     I.R.S. Identification No. of Above Person (ENTITIES ONLY)

          Key Energy Group, Inc. (I.R.S. Identification No.: 04-2648081)

2    Check the Appropriate Box If a Member of a Group
                         a.  [  ]
                         b.  [  ]

3    SEC Use Only

4    Source of Funds

          WC

5    Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)      [  ]

6    Citizenship or Place of Organization

          Maryland

                    7    Sole Voting Power
 Number of                    820,500
   Shares
Beneficially        8    Shared Voting Power
  Owned By                    0
    Each
 Reporting          9    Sole Dispositive Power
   Person                     820,500
    With
                    10   Shared Dispositive Power
                              0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                         820,500

12   Check Box If the Aggregate Amount in Row (11) Excludes
     Certain Shares           [  ]

13   Percent of Class Represented By Amount in Row (11)

                              7.4%

14   Type of Reporting Person

          CO

                                                          PAGE 3 OF 10 PAGES

ITEM 1.   SECURITY AND ISSUER.

     This statement (this "Statement") relates to shares of Common Stock, par value $.01 per share (the "Shares"), of Dawson Production Services, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 112 E. Pecan Street, Suite 1000, San Antonio, Texas 78205.


ITEM 2.   IDENTITY AND BACKGROUND.

     This Statement is being filed on behalf of Key Energy Group, Inc. (the "Reporting Person"). The Reporting Person is a Maryland corporation engaged in the business of oil and gas well maintenance, including workover and completion services, contract drilling, oil field fluid transportation, storage and disposal services, frac tank rentals, fishing and rental tools, wireline services, air drilling and hot oiling. In addition, the Reporting Person owns and produces oil and natural gas in the Permian Basin. The address of the principal executive offices of the Reporting Person is Two Tower Center, Twentieth Floor, East Brunswick, New Jersey 08816. The address of the principal business offices of the Reporting Person is 6 Desta Drive, Suite 5900, Midland, Texas 79705.

     Set forth on Annex A hereto is a schedule setting forth the information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of the Reporting Person. Annex A is incorporated by reference into this Item 2 and elsewhere in this Statement as applicable.

     During the past five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person expended an aggregate amount of approximately $9,761,800 of its working capital to purchase the Shares reported herein as having been acquired for its account. In the ordinary course of business, the Reporting Person funds a portion of its working capital requirements through a credit facility established pursuant to an Amended and Restated Credit Agreement dated as of June 6, 1997, as amended and restated through November 6, 1997, as subsequently amended December 3, 1997, as further amended April 28, 1998, with PNC Bank, National Association ("PNC"), as administrative agent, and a syndicate of lenders. Such Agreement is filed herewith as Exhibit A and the amendments of December 3, 1997, and April 28, 1998, are filed herewith as Exhibit B and C, respectively, and all are incorporated herein by reference.

                                                          PAGE 4 OF 10 PAGES

ITEM 4.   PURPOSE OF TRANSACTION.

     The Reporting Person has acquired Shares in order to obtain a substantial equity interest in the Issuer, with a view toward providing the Reporting Person with an enhanced ability to consider its interest in the Issuer and its alternatives with respect thereto. Depending upon market conditions and such other factors as the Reporting Person considers relevant from time to time, the Reporting Person may pursue various possible courses of action with respect to the Issuer, including (a) acquiring additional Shares or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise, (b) contacting the Issuer, its representatives or other persons interested in the Issuer, for the purpose of discussing the Issuer, seeking to merge with or acquire the Issuer and other related matters, (c) seeking to merge with or acquire the Issuer, and (d) disposing of some or all of the Shares held by it in the open market or in privately negotiated transactions. Although the foregoing activities represent the range of activities within the current contemplation of the Reporting Person, it should be noted that the activities within such contemplated range are subject to change at any time.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) An aggregate of 820,500 Shares, or 7.4% of the total outstanding Shares of the Issuer, are beneficially owned by the Reporting Person. The calculation of the percentage of outstanding Shares of the Issuer beneficially owned by the Reporting Person is based on 11,154,877 Shares outstanding, which is the number of outstanding Shares reported in the Issuer's most recent Report on Form 10-Q for the quarterly period ended December 31, 1997.

     (b) The Reporting Person has the sole power to vote and the sole power to dispose of the 820,500 Shares reported herein as being beneficially owned by it.

     (c)  Other than the transactions disclosed on Annex B hereto
(which is incorporated herein by reference), all of which were effected in routine brokerage transactions in the over-the-counter market, there have been no transactions with respect to the Shares in the past 60 days prior to the date hereof by the Reporting Person.

     (d)  Not applicable.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

                                                          PAGE 5 OF 10 PAGES

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     A. Amended and Restated Credit Agreement, dated as of June 6, 1997, as amended and restated through November 6, 1997, among the Reporting Person, PNC Bank, National Association, as Administrative Agent, and several other financial institutions (incorporated by reference to Exhibit 10(s) to the Reporting Person's Form 10-Q for the quarterly period ended December 31, 1997, File No. 000-22665).

     B. First Amendment to the Amended and Restated Credit Agreement of June 6, 1997, as amended and restated through November 6, 1997, dated December 3, 1997 (incorporated by reference to Exhibit 10(t) to the Reporting Person's Form 10-Q for the quarterly period ended December 31, 1997, File No. 000-22665).

     C. Second Amendment to the Amended and Restated Credit Agreement of June 6, 1997, as amended and restated through November 6, 1997,


          as amended December 3, 1997, dated April 28, 1998.

                                                          PAGE 6 OF 10 PAGES

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: June 15, 1998


                                       KEY ENERGY GROUP, INC.



                                       By: /s/ Francis D. John
                                           ----------------------------
                                           Name: Francis D. John
                                           Title:   Chairman, President
                                             and Chief Executive Officer

                                                          PAGE 7 OF 10 PAGES




                                    ANNEX A

           Directors and Executive Officers of the Reporting Person
           --------------------------------------------------------

Name                     Business Address                        Title                    Principal Occupation
----                     ----------------                        -----                    --------------------

Francis D. John          Key Energy Group, Inc.                  Chairman, President      Chairman, President and
                         Two Tower Center, Twentieth Floor,      and Chief Executive      Chief Executive Officer
                         East Brunswick, NJ 08816                Officer                  of Reporting Person

Kevin P. Collins         The Old Hill Company, L.L.C.            Director                 Managing Member of The
                         21 Old Hill Farms Road                                           Old Hill Company, L.L.C.
                         Westport, CT 06880


William Manly            Oak Ridge National Laboratory           Director                 Retired
                         P.O. Box 2008
                         Building 4500 South, MS 6153
                         Oak Ridge, TN 37831-6153

W. Phillip Marcum        Marcum Natural Gas Services, Inc.       Director                 President and Chief Executive
                         1675 Broadway, Suite 2150                                        Officer of Marcum Natural Gas
                         Denver, Colorado 80202                                           Services, Inc.

David J. Breazzano       DDJ Capital Management, LLC             Director                 Principal of DDJ Capital
                         141 Linden Street                                                Management, LLC
                         Suite S-4
                         Wellesley, MA  02181

Morton Wolkowitz         Key Energy Group, Inc.                  Director                 Private Investor
                         Two Tower Center, Twentieth Floor,
                         East Brunswick, NJ 08816

Kenneth V. Huseman       Key Energy Group, Inc.                  Executive Vice           Chief Operating Officer
                         6 Desta Drive, Suite 5900,              President and Chief      of the Reporting Person
                         Midland, Texas 79705                    Operating Officer

Stephen E. McGregor      Key Energy Group, Inc.                  Executive Vice           Chief Financial Officer
                         Two Tower Center, Twentieth Floor,      President and Chief      of the Reporting Person
                         East Brunswick, NJ 08816                Financial Officer

Danny R. Evatt           Key Energy Group, Inc.                  Vice President of        Chief Accounting
                         6 Desta Drive, Suite 5900,              Financial Operations     Officer of the Reporting
                         Midland, Texas 79705                    and Chief Information    Person
                                                                 Officer

                                                          PAGE 8 OF 10 PAGES

Each of the above-listed persons is a United States citizen. To the best of the Reporting Person's knowledge, except as set forth in this Statement, none of the above persons:

     (a) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws;
     (b) has sole or shared voting or sole or shared dispositive power over any Shares, except that Mr. Collins is the beneficial owner of 9,354 Shares and Mr. Marcum is the beneficial owner of 6,054 Shares;

     (c) has any contracts, arrangements, understandings or relationships with respect to the Shares or any other securities of the Issuer; and

     (d) has engaged in any transactions involving the Shares in the past 60 days prior to the date hereof.

                                                          PAGE 9 OF 10 PAGES

                                     ANNEX B

                  RECENT TRANSACTIONS IN THE COMMON STOCK OF
                        DAWSON PRODUCTION SERVICES, INC.

Date of Transaction      Nature of Transaction    Number of Shares    Price per Share
-------------------      ---------------------    ----------------    ---------------

    5/11/98              Open Market Purchase          10,000            $12.6250

    5/11/98              Open Market Purchase          51,500            $12.7500

    5/12/98              Open Market Purchase         100,000            $12.7500

    5/21/98              Open Market Purchase         229,400            $12.8750

    5/22/98              Open Market Purchase         100,900            $12.7500

    5/27/98              Open Market Purchase          30,000            $12.7500

    6/1/98               Open Market Purchase          28,200            $10.8218

    6/3/98               Open Market Purchase          79,400            $10.2500

    6/3/98               Open Market Purchase          23,100            $10.1250

    6/3/98               Open Market Purchase          25,000            $10.1875

    6/4/98               Open Market Purchase          96,400            $10.2500

    6/4/98               Open Market Purchase           7,600            $10.2188

    6/5/98               Open Market Purchase          23,000            $10.4375

    6/5/98               Open Market Purchase          16,000            $10.5000

                                                  TOTAL: 820,500

                                                          PAGE 10 OF 10 PAGES

                                 EXHIBIT INDEX

EXHIBIT
-------

A. Amended and Restated Credit Agreement, dated as of June 6, 1997, as amended and restated through November 6, 1997, among the Reporting Person, PNC Bank, National Association, as Administrative Agent, and several other financial institutions (incorporated by reference to Exhibit 10(s) to the Reporting Person's Form 10-Q for the quarterly period ended December 31, 1997, File No. 000-22665).

B. First Amendment to the Amended and Restated Credit Agreement of June 6, 1997, as amended and restated through November 6, 1997, dated December 3, 1997 (incorporated by reference to Exhibit 10(t) to the Reporting Person's Form 10-Q for the quarterly period ended December 31, 1997, File No. 000-22665).

C. Second Amendment to the Amended and Restated Credit Agreement of June 6, 1997, as amended and restated through November 6, 1997, as amended December 3, 1997, dated April 28, 1998.

Exhibit C
---------

               SECOND AMENDMENT TO CREDIT AGREEMENT

          SECOND AMENDMENT, dated as of April 28, 1998 (this "Amendment"), to the Amended and Restated Credit Agreement, dated as of June 6, 1997, as amended and restated through November 6, 1997 and as amended by the First Amendment thereto dated as of December 3, 1997 (the "Credit Agreement"), among Key Energy Group, Inc., a Maryland corporation (the "Borrower"), the several Lenders from time to time parties thereto, PNC Bank, National Association, as Administrative Agent and Norwest Bank Texas, N.A., as Collateral Agent.

          The parties hereto hereby agree as follows:

          1. Defined Terms. Unless otherwise defined herein, terms which are defined in the Credit Agreement and used herein (and in the recitals hereto) as defined terms are so used as so defined.

          2. Limitation on Investment Loans and Advances. Section 7.9 of the Credit Agreement is hereby amended by (i) deleting the word "and" at the end of clause (n) thereof, (ii) adding a semi-colon and the word "and" at the end of clause (o) thereof and (iii) adding a new clause (p) which shall be and read as follows:

          "(p) additional investments not to exceed $10,000,000 in the aggregate."

          3. Conditions to Effectiveness of this Amendment. The effectiveness of this Amendment is subject to the satisfaction of the following conditions precedent:

          (a) Execution. The Administrative Agent shall have received this Amendment, executed and delivered by a duly authorized officer of the Borrower and the Required Lenders and (ii) the attached
Acknowledgement and Consent, executed and delivered by a duly authorized officer of each of the signatories thereto.

          (b) No Default. No Default or Event of Default shall have occurred and be continuing on the date hereof or after giving effect to the amendment contemplated hereby.

          (c) Representations and Warranties. Except to the extent that they are made as of a specific date, each of the representations and warranties made by any Loan Party in or pursuant to the Loan Documents shall be true and correct in all material respects on and as of the date hereof as if made on and as of the date hereof.

          4.  Miscellaneous.

          (a) Effect. Except as expressly amended hereby, all of the representations, warranties, terms, covenants and conditions of the Loan Documents shall remain unamended and not waived and shall continue to be in full force in effect.

          (b) Counterparts. This Amendment may be executed by one or more of the parties to this Amendment on any number of separate counterparts (including by telecopy), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. A set of the copies of this Amendment signed by all the parties shall be lodged with the Borrower and the Administrative Agent.

          (c) Severability. Any provision of this Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

          (d) Integration. This Amendment and the other Loan Documents represent the agreement of the Loan Parties, the Administrative Agent, the Collateral Agent and the Lenders with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Administrative Agent, the Collateral Agent or any Lender relative to the subject matter hereof not expressly set forth or referred to herein or in the other Loan Documents.

          (e)  GOVERNING LAW.  THIS AMENDMENT AND THE RIGHTS AND
OBLIGATIONS OF THE PARTIES UNDER THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

                              KEY ENERGY GROUP, INC.


                              By:  /s/ Francis D. John
                                   ------------------------------------
                                   Title:  President


                              PNC BANK, NATIONAL ASSOCIATION,
                                as Administrative Agent and as a
                                Lender


                              By:  /s/ Thomas A. Majeski
                                   ------------------------------------
                                   Title:  Vice President


                              NORWEST BANK TEXAS, N.A.
                                as Collateral Agent and as a Lender


                              By:  /s/ Mark D. McKinney
                                   ------------------------------------
                                   Title:  Senior Vice President


                              THE BANK OF NEW YORK


                              By:  /s/ Catherine G. Goff
                                   ------------------------------------
                                   Title:  Vice President


                              BHF-BANK AKTIENGESELLSCHAFT


                              By:  /s/ Paul Travers
                                   ------------------------------------
                                   Title:  Vice President


                              By:  /s/ John Sykes
                                   ------------------------------------
                                   Title:  Vice President


                              CREDIT LYONNAIS NEW YORK BRANCH


                              By:  /s/ Phillippe Soustra
                                   ------------------------------------
                                   Title:  Senior Vice President


                              HIBERNIA NATIONAL BANK


                              By:  /s/ Byron P. Kives
                                   ------------------------------------
                                   Title:  Assistant Vice President


                              COMMERCIAL LOAN FUNDING TRUST I

                              By:  LEHMAN COMMERCIAL PAPER INC.,
                                   not in its individual capacity but
                                   solely as Administrative Agent


                              By:  /s/ Michele Swanson
                                   ------------------------------------
                                   Title:  Authorized Signatory


                              BANK ONE, TEXAS, N.A., as a
                                Purchasing Lender


                              By:  /s/ W.M. Mark Crammer
                                   ------------------------------------
                                   Title:  Vice President

                              CORESTATES BANK, N.A., as a
                                Purchasing Lender


                              By:  /s/ Laura J. Rowley
                                   ------------------------------------
                                   Title:  Assistant Vice President

                              DEN NORSKE BANK ASA, as a
                                Purchasing Lender


                              By:  /s/ Byron L. Cooley
                                   ------------------------------------
                                   Title:  Senior Vice President

                              By:  /s/ J. Morton Kreutz
                                   ------------------------------------
                                   Title:  Vice President


                               THE FIRST NATIONAL BANK OF CHICAGO


                              By:  /s/ Robert G. Sperhac
                                   ------------------------------------
                                   Title:  Vice President


                              GOLDMAN SACHS CREDIT PARTNERS L.P.,
                                as a Purchasing Lender


                              By:  /s/ Stephen B. King
                                   ------------------------------------
                                   Title:  Authorized Signatory


                              FUJI BANK


                              By:  /s/ Philip C. Lauinger III
                                   ------------------------------------
                                   Title:  Vice President and Manager


                              THE BANK OF NOVA SCOTIA

                              By:  /s/ F.C.H. Ashby
                                   ------------------------------------
                                   Title:  Senior Manager Loan Operations


                              BANK POLSKA KASA OPIEKE S.A.


                              By:  ________________________________
                                   Title:


                              BANK LEUMI, USA


                              By:  ________________________________
                                   Title: